FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of  August, 2005


                             COLT TELECOM GROUP plc
                 (Translation of Registrant's Name into English)


                                 Beaufort House
                              15 St. Botolph Street
                                     London
                                    EC3A 7QN
                                     England

                       _________________________________
                    (Address of Principal Executive Offices)



(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                        Form 20-F..X...    Form 40-F.....



(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)


                              Yes .....    No ..X...


(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- ________)



This Form 6-K shall be deemed to be incorporated by reference in the Registrant's Registration Statement on Form F-3 (Reg. No.333-05972), in the Registrant's Registration Statement on Form S-8 (Reg. No.333-8362)




1 August 2005

COLT announces GBP11 million bond buyback

COLT Telecom Group plc (COLT) today announced that it had purchased GBP11.0 million (EUR16.0 million) nominal amount of the EUR402.5 million 2% Senior Convertible Notes due April 2007 for a cash outlay, including accrued interest, of GBP13.6 million since their last notification regarding this class.

The purchases were undertaken by COLT Telecom Group plc. COLT has no intention to sell the notes it has purchased and arrangements may be made in due course to cancel such notes.

EUR274.9 million nominal amount of the EUR402.5 million 2% Senior Convertible Notes due April 2007 remain outstanding.

For further information contact:

Gill Maclean
Head of Corporate Communications
Email: gill.maclean@colt.net
Tel: +44 20 7863 5314




 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form-6K to be signed on its behalf by undersigned, thereunto duly authorized.



Date: 01 August, 2005                                COLT Telecom Group plc



                                                     By: ___Jane Forrest___


                                                     Jane Forrest
                                                     Company Secretary